February 9, 2005

Via Edgar and Email

Peggy A. Fisher
Tim Buchmiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Solectron Corporation
Amendment No. 2 to Registration Statement on Form S-4
     filed February 9, 2005
Registration No. 333-122032
Amendment No. 2 to Schedule TO-I filed February 9, 2005
     Registration No. 5-41005

Dear Ms. Fisher and Mr. Buchmiller:

     On behalf of Solectron Corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter, dated February 9, 2005, relating to the Company’s offer to exchange (the “Exchange Offer”) up to $450,000,000 aggregate principal amount of its 0.50% Convertible Senior Notes, Series B due 2034 (the “New Notes”) plus up to $1,125,000 in cash ($2.50 per $1,000 principal amount) for any or all of the Company’s outstanding 0.50% Convertible Senior Notes due 2034 (the “Outstanding Notes”) and Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-122032) (the “Registration Statement”) relating to the Exchange Offer and Amendment No. 2 to Schedule TO-I (Registration No. 5-41005) (the “Schedule TO”) relating to the Exchange Offer, each filed on February 9, 2005.

     The supplemental information set forth herein has been supplied by the Company for use herein. Set forth below are the Staff’s comments followed by the Company’s responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to page numbers in Amendment No. 3, which the Company intends to file as soon as possible after this letter. We intend that capitalized terms used herein without definition shall have the meanings expressed in the Registration Statement.

     Comment:

     Registration Statement on Form S-4

     Risk Factors—Page 19

1.	We note your revisions to the first and second paragraphs of the introduction to your “Risk Factors” section. Please note that your “Risk Factors” section should address all of the material risk factors that could affect your business, financial condition and results of operations, not only the material risk factors that could cause your actual results to be different from those implied by your forward-looking statements. As such, please revise the first introductory paragraph of this section to eliminate the second sentence, and expand your disclosure, if necessary, to discuss all material risks. Referred to comment number 11 in our letter dated January 26, 2005.

     Response:

     The Company will revise the language in the introductory paragraphs of the “Risk Factors” section by striking the second sentence of the first paragraph and the third sentence of the second paragraph. After those deletions, the introductory paragraphs of the “Risk Factors” section will be in the following form:

     Before deciding whether to tender their outstanding notes, holders should carefully consider the following information in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected.

          This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those implied by our forward-looking statements. See also “Disclosure Regarding Forward-Looking Statements.”

     The Company supplementally advises the Staff that it believes that the risk factors contained in the Registration Statement address all risks that might have a material adverse effect upon the Company’s business, financial condition and results of operations.

     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Alexander E. Kolar or me at (650) 493-9300.

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation
/s/ Daniel J. Weiser
Daniel J. Weiser

cc:	Kiran Patel Perry Hayes Anthony Kwee Steven Bochner John Fore Alexander Kolar

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